

July 5, 2017

Via E-mail
Ms. Kandimathie Christine Ramon
Chief Financial Officer
AngloGold Ashanti Limited
76 Rahima Moosa Street,
South Africa

> **Re: AngloGold Ashanti Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 001-14846**

Dear Ms. Ramon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

External reviews of Mineral Resource and Ore Reserve Statement, page 115

1. We note your disclosure of external reviews for your South African - Surface Operations, AGA Mineração – Córrego do Sítio, and your Sadiola properties. Please forward to our engineer as supplemental information and not as part of your filing copies of the requested engineering or geological reports, as required by Industry Guide 7(c).

    To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF file and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

Notes to Consolidated Financial Statements

Note 1. Accounting Policies, page F-6

2. You state that IFRS 15 will likely affect future financial reporting; however in the next sentence you also disclose it is unlikely to have a significant impact on the timing or amount of the group's revenue recognition. Please clarify the possible impact that application of IFRS 15 will have on your financial statements. To the extent you are unable to reasonably estimate the impact of adoption, describe transition method, the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of IFRS 15 is expected to have on your financial statements, please also disclose such amounts. Please refer to paragraph 30 of IAS 8.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at (202) 551-3774 or me at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler at (202) 551-3718 or John Reynolds at (202) 551-3795 with any other questions.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining